FORM 6-K

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

For the month of July, 2016

Commission File Number: 001-12102

 YPF Sociedad Anónima
(Exact name of registrant as specified in its charter)
  Macacha Güemes 515
C1106BKK Buenos Aires, Argentina
(Address of principal executive office)
Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F	X	Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):
Yes	No	X

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):
Yes	No	X

YPF Sociedad Anónima

TABLE OF CONTENTS
ITEM

1    Translation of letter to the Buenos Aires Stock Exchange dated July 15, 2016

TRANSLATION
Autonomous City of Buenos Aires, July 15, 2016

To the
Bolsa de Comercio de Buenos Aires
(Buenos Aires Stock Exchange)

Re: Agreement with Chevron

Dear Sirs:

The purpose of this letter is to comply with the requirements of Article 23 of Chapter VII of the Buenos Aires Stock Exchange Regulations.

In that connection, please find attached a press release regarding the referenced subject.

Yours faithfully,

Daniel González
Market Relations Officer
YPF S.A.

TRANSLATION

Buenos Aires, July 14, 2016
PRESS RELEASE

YPF Notice

YPF reports that, on the above date, it was notified of the decision of the Federal Administrative Court – Room I (Cámara Contencioso Administrativo Federal – Sala I), which stipulates that the company must comply with the delivery of the required documentation in relation to its agreement with Chevron within five business days, which decision is not final. YPF informs that it will defend its interests and those of its shareholders in accordance with the current legal framework.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

YPF Sociedad Anónima
Date: July 15, 2016	By:	/s/ Daniel González
	Name: Title:	Daniel González Market Relations Officer